April 8, 2009

KPMG LLP

303 East Wacker Drive

Chicago, IL 60601

We are writing at your request to confirm our understanding that your examination of our assertion related to the Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, Jackson Perspective Optimized 5 Fund, Jackson Perspective S&P 4 Fund and Jackson Perspective VIP Fund, series’ within the JNL Investors Series Trust, the JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management European 30 Fund, JNL/Mellon Capital Management Pacific Rim 30 Fund, JNL/S&P Moderate Retirement Strategy Fund, JNL/S&P Moderate Growth Retirement Strategy Fund, JNL/S&P Growth Retirement Strategy Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund and the JNL/S&P Total Yield Fund, series’ within the JNL Series Trust, the JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Healthcare Sector Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management Dow 10 Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management S&P SMid 60 Fund, JNL/Mellon Capital Management NYSE International 25 Fund, JNL/Mellon Capital Management Dow Dividend Fund, JNL/Mellon Capital Management S&P 10 Fund, JNL/Mellon Capital Management NASDAQ 25 Fund, JNL/Mellon Capital Management Value Line 30 Fund, JNL/Mellon Capital Management VIP Fund and JNL/Mellon Capital Management JNL 5 Fund, series’ within the JNL Variable Fund LLC (collectively, the Funds), compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of December 31, 2008, and from October 31, 2008 (the date of our last examination), through December 31, 2008, with respect to securities reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1.	Management has performed an evaluation of the Funds’ compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2.

Management believes that, as of December 31, 2008, and from October 31, 2008, through December 31, 2008, the Funds were in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, Jackson Perspective Optimized 5 Fund, Jackson Perspective S&P 4 Fund and Jackson Perspective VIP Fund, series’ within the JNL Investors Series Trust, the JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management European 30 Fund, JNL/Mellon Capital Management Pacific Rim 30 Fund, JNL/S&P Moderate Retirement Strategy Fund, JNL/S&P Moderate Growth Retirement Strategy Fund, JNL/S&P Growth Retirement Strategy Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund and the JNL/S&P Total Yield Fund, series’ within the JNL Series Trust, the JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Healthcare Sector Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management Dow 10 Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management S&P SMid 60 Fund, JNL/Mellon Capital Management NYSE International 25 Fund, JNL/Mellon Capital Management Dow Dividend Fund, JNL/Mellon Capital Management S&P 10 Fund, JNL/Mellon Capital Management NASDAQ 25 Fund, JNL/Mellon Capital Management Value Line 30 Fund, JNL/Mellon Capital Management VIP Fund and JNL/Mellon Capital Management JNL 5 Fund, series’ within the JNL Variable Fund LLC (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2008, and from October 31, 2008 (the date of our last examination) through December 31, 2008.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2008, and from October 31, 2008 through December 31, 2008, with respect to securities reflected in the investment accounts of the Funds.

JNL Investors Series Trust

JNL Series Trust

JNL Variable Fund LLC

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees

JNL Series Trust

JNL Investors Series Trust

Board of Managers

JNL Variable Fund LLC:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Jackson Perspective 5 Fund, Jackson Perspective Index 5 Fund, Jackson Perspective Optimized 5 Fund, Jackson Perspective S&P 4 Fund and Jackson Perspective VIP Fund, series’ within the JNL Investors Series Trust, the JNL/Mellon Capital Management Enhanced S&P 500 Stock Index Fund, JNL/Mellon Capital Management International Index Fund, JNL/Mellon Capital Management Bond Index Fund, JNL/Mellon Capital Management S&P 500 Index Fund, JNL/Mellon Capital Management S&P 400 MidCap Index Fund, JNL/Mellon Capital Management Small Cap Index Fund, JNL/Mellon Capital Management European 30 Fund, JNL/Mellon Capital Management Pacific Rim 30 Fund, JNL/S&P Moderate Retirement Strategy Fund, JNL/S&P Moderate Growth Retirement Strategy Fund, JNL/S&P Growth Retirement Strategy Fund, JNL/S&P Competitive Advantage Fund, JNL/S&P Dividend Income & Growth Fund, JNL/S&P Intrinsic Value Fund and the JNL/S&P Total Yield Fund, series’ within the JNL Series Trust, the JNL/Mellon Capital Management Communications Sector Fund, JNL/Mellon Capital Management Oil & Gas Sector Fund, JNL/Mellon Capital Management Financial Sector Fund, JNL/Mellon Capital Management Global 15 Fund, JNL/Mellon Capital Management Consumer Brands Sector Fund, JNL/Mellon Capital Management Healthcare Sector Fund, JNL/Mellon Capital Management 25 Fund, JNL/Mellon Capital Management Select Small-Cap Fund, JNL/Mellon Capital Management Technology Sector Fund, JNL/Mellon Capital Management Dow 10 Fund, JNL/Mellon Capital Management S&P 24 Fund, JNL/Mellon Capital Management JNL Optimized 5 Fund, JNL/Mellon Capital Management S&P SMid 60 Fund, JNL/Mellon Capital Management NYSE International 25 Fund, JNL/Mellon Capital Management Dow Dividend Fund, JNL/Mellon Capital Management S&P 10 Fund, JNL/Mellon Capital Management NASDAQ 25 Fund, JNL/Mellon Capital Management Value Line 30 Fund, JNL/Mellon Capital Management VIP Fund and JNL/Mellon Capital Management JNL 5 Fund, series’ within the JNL Variable Fund LLC (collectively, the Funds), complied with the requirements of subsection (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2008. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2008, and with respect to securities reflected in the investment accounts of the Funds, for the period from October 31, 2008 (the date of our last examination) through December 31, 2008:

1)	Examination of BNY Mellon’s (the Custodian) security position reconciliations for a sample of securities held by sub-custodians and in book entry form;

2)	Confirmation of all securities, if any, which are hypothecated, pledged, placed in escrow, or out for transfer with brokers;

3)	Inspection of documentation of other securities, if any, held in safekeeping by the custodian but not included in 1) and 2) above;

4)	Reconciliation between the Funds’ accounting records and the Custodian’s records as of December 31, 2008, and verification of reconciling items;

5)	Agreement of cash movement relating to pending trade activity for the Funds as of December 31, 2008, to the Custodian’s records;

6)

Agreement of trade summaries from the sub-advisor for 10 purchases and sales transactions from each trust across two dates from the period November 1, 2008 through December 31, 2008 to the books and records of the Funds, noting they had been properly recorded and subsequently settled;

7)

We reviewed the BNY Mellon Asset Servicing Type II SAS 70 Report on Controls Placed in Operation and Tests of Operating Effectiveness for the period from October 1, 2007 to September 30, 2008, and noted that no negative findings were reported in the areas of Safekeeping and Reconciliation; and,

8)

We inquired of the custodian, who confirmed that there were no material changes to the system of internal accounting controls in place over the custodian function from October 1, 2008 to December 31, 2008.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2008, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees and the Board of Managers of the Trusts and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

April 8, 2009

April 8, 2009

KPMG LLP

303 East Wacker Drive

Chicago, IL 60601

We are writing at your request to confirm our understanding that your examination of our assertion related to the Jackson Perspective 10 x 10 Fund, a series within the JNL Investors Series Trust, and the JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Aggressive Growth Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Retirement Income Fund, JNL/S&P Retirement 2015 Fund, JNL/S&P Retirement 2020 Fund, JNL/S&P Retirement 2025 Fund, JNL/S&P Disciplined Growth Fund, JNL/S&P Disciplined Moderate Fund, JNL/S&P Disciplined Moderate Growth Fund, JNL/S&P 4 Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital Management Index 5 Fund and the JNL/Mellon Capital Management 10 x 10 Fund, series’ within the JNL Series Trust (collectively, the Funds), compliance with subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940 as of December 31, 2008, and from October 31, 2008 (the date of our last examination) through December 31, 2008 with respect to investments reflected in the investment accounts of the Funds, was made for the purpose of expressing an opinion as to whether our assertion is fairly presented in all material respects. In connection with your examination, we confirm, to the best of our knowledge and belief, the following representations made to you during the examination:

1. Management has performed an evaluation of the Funds’ compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

2. Management believes that, as of December 31, 2008, and from October 31, 2008 through December 31, 2008 the Funds were in compliance with subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940.

Further, we acknowledge management’s responsibility for compliance with rule 17f-2 of the Investment Company Act of 1940.

Sincerely,

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Jackson Perspective 10 x 10 Fund, a series within the JNL Investors Series Trust, and the JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Aggressive Growth Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Retirement Income Fund, JNL/S&P Retirement 2015 Fund, JNL/S&P Retirement 2020 Fund, JNL/S&P Retirement 2025 Fund, JNL/S&P Disciplined Growth Fund, JNL/S&P Disciplined Moderate Fund, JNL/S&P Disciplined Moderate Growth Fund, JNL/S&P 4 Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital Management Index 5 Fund and the JNL/Mellon Capital Management 10 x 10 Fund, series’ within the JNL Series Trust (collectively, the Funds) are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of December 31, 2008, and from October 31, 2008 (the date of our last examination) through December 31, 2008.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2008, and from October 31, 2008, through December 31, 2008, with respect to investments reflected in the investment accounts of the Funds.

JNL Series Trust

JNL Investors Series Trust

By: /s/ Mark D. Nerud

Mark D. Nerud
President and Chief Executive Officer

By: /s/ Daniel W. Koors

Daniel W. Koors
Vice President, Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

The Board of Trustees

JNL Series Trust

JNL Investors Series Trust:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Jackson Perspective 10 x 10 Fund, a series within the JNL Investors Series Trust, and the JNL/S&P Managed Moderate Growth Fund, JNL/S&P Managed Growth Fund, JNL/S&P Managed Aggressive Growth Fund, JNL/S&P Managed Conservative Fund, JNL/S&P Managed Moderate Fund, JNL/S&P Retirement Income Fund, JNL/S&P Retirement 2015 Fund, JNL/S&P Retirement 2020 Fund, JNL/S&P Retirement 2025 Fund, JNL/S&P Disciplined Growth Fund, JNL/S&P Disciplined Moderate Fund, JNL/S&P Disciplined Moderate Growth Fund, JNL/S&P 4 Fund, JNL/Franklin Templeton Founding Strategy Fund, JNL/Mellon Capital Management Index 5 Fund and the JNL/Mellon Capital Management 10 x 10 Fund, series’ within the JNL Series Trust (collectively, the Funds), complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 as of December 31, 2008. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2008, and with respect to investments reflected in the investment accounts of the Funds, for the period from October 31, 2008 (the date of our last examination), through December 31, 2008:

•	Reconciliation of all such investments from the books and records of the Funds to the transfer agent;

•

For a sample of two days for, KPMG agreed a sample of the investment purchase and sale transactions and capital contribution and withdrawal activity from the fund accounting records to the transfer agent records;

•	Reconciliation of a sample of the Funds’ investments to the transfer agent shareholder records of the direct funds; and,
•

Examination of underlying documentation of all investments purchased but not received and confirmation of all investments, if any, hypothecated or placed in escrow with the transfer agent as of December 31, 2008.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management's assertion that the Fund of Funds’ complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2008, with respect to investments reflected in the investment accounts of the Funds is fairly stated in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Trusts and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

April 8, 2009